News Release

2018-05

Contact:

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Tender Offer for Certain Notes of Intelsat (Luxembourg) S.A.

Luxembourg, 2 March 2018

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced that its indirect subsidiary, Intelsat Connect Finance S.A. (“ICF”), is commencing a cash tender offer (the “Offer”) to purchase any and all of the outstanding 6 3⁄4% Senior Notes due 2018 (CUSIP No. 458204 AN4; ISIN No. US458204AN49) issued by Intelsat (Luxembourg) S.A., a subsidiary of Intelsat S.A. and ICF’s direct parent company, that are not already held by ICF (the “Notes”). ICF’s obligation to accept and pay for the Notes in the Offer is subject to satisfaction or waiver, in ICF’s sole discretion, of certain conditions of the Offer prior to the expiration date. The Offer is not conditioned upon any minimum amount of Notes being tendered or ICF obtaining any specific financing.

The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 30, 2018 (the “Expiration Time”), unless extended or earlier terminated by ICF. The Offer is being made pursuant to an Offer to Purchase dated March 2, 2018 (the “Offer to Purchase”), which sets forth a more detailed description of the Offer. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offer. As of the date of the Offer to Purchase, the aggregate outstanding principal amount of the Notes is $96,650,000, $90,173,000 of which is held by parties other than ICF.

The following table sets forth certain terms of the Offer:

Title of Security	CUSIP/ISIN Number	Principal Amount Outstanding	Tender Offer Consideration(1)	Early Tender Payment(1)	Total Consideration(1)(2)
6 3⁄4% Senior Notes due 2018	CUSIP No. 458204 AN4 ISIN No. US458204AN49	$96,650,000	$995.00	$5.00	$1,000.00

(1)	Per $1,000 principal amount of Notes and excluding accrued and unpaid interest up to, but not including, the applicable Settlement Date, which will be paid in addition to the Total Consideration or Tender Offer Consideration, as applicable.
(2)	Includes the Early Tender Payment.

The total consideration (the “Total Consideration”) payable for each $1,000 principal amount of Notes validly tendered at or prior to 5:00 p.m., New York City time, on Thursday, March 15, 2018 (such date and time, as it may be extended in ICF’s sole discretion, the “Early Tender Time”) and accepted for purchase pursuant to the Offer will be the total consideration set forth in the table above. The Total Consideration includes the early tender payment also set forth in the table above (the “Early Tender Payment”). Holders must validly tender and not subsequently validly withdraw their Notes at or prior to the Early Tender Time in order to be eligible to receive the Total Consideration for such Notes purchased in the Offer.

Subject to the terms and conditions of the Offer, each Holder who validly tenders and does not subsequently validly withdraw their Notes at or prior to the Early Tender Time will be entitled to receive the Total Consideration, plus accrued and unpaid interest up to, but not including, the applicable Settlement Date (as defined below) if and when such Notes are accepted for payment. Holders who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will be entitled to receive only the tender offer consideration equal to the Total Consideration less the Early Tender Payment (the “Tender Offer Consideration”), plus accrued and unpaid interest up to, but not including, the applicable Settlement Date, if and when such Notes are accepted for payment.

ICF reserves the right but is under no obligation, at any point following the Early Tender Time and before the Expiration Date, to accept for purchase any Notes validly tendered at or prior to the Early Tender Time (the date of such purchase, the “Early Settlement Date”). The Early Settlement Date will be determined at ICF’s option and is currently expected to occur on the first business day following the Early Tender Time, subject to all conditions to the Offer having been satisfied or waived by ICF. The expected Early Settlement Date is Friday, March 16, 2018, unless extended by ICF, assuming all conditions to the Offer have been satisfied or waived by ICF. Irrespective of whether ICF exercises its option to have an Early Settlement Date, ICF will purchase any remaining Notes that have been validly tendered by the Expiration Date and that it chooses to accept for purchase, subject to all conditions to the Offer having been satisfied or waived by ICF, on a date immediately following the Expiration Time (the “Final Settlement Date” and each of the Early Settlement Date and Final Settlement Date, a “Settlement Date”). The Final Settlement Date is expected to occur on Monday, April 2, 2018, which is the first business day following the Expiration Date, subject to all conditions to the Offer having been satisfied or waived by ICF.

To receive either the Total Consideration or the Tender Offer Consideration, Holders of the Notes must validly tender and not validly withdraw their Notes at or prior to the Early Tender Time or the Expiration Time, respectively. Notes tendered may be withdrawn from the Offer at or prior to, but not after, 5:00 p.m., New York City time, on Thursday, March 15, 2018, unless extended by ICF, by following the procedures described in the Offer to Purchase.

Subject to the terms and conditions described in the Offer to Purchase, ICF intends to accept for payment all Notes validly tendered at or prior to the Expiration Date.

The obligation of ICF to accept for purchase and to pay either the Total Consideration or Tender Offer Consideration and the accrued and unpaid interest on the Notes pursuant to the Offer is not subject to any minimum tender condition or financing condition, but is subject to the satisfaction or waiver of certain other general conditions described in the Offer to Purchase.

Global Bondholder Services Corporation has been retained to serve as the Information Agent and Depositary for the Offer. Questions regarding the Offer and requests for additional copies of documentation, including copies of the Offer to Purchase, may be directed to Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 794-2200 (for all others).

ICF is making the Offer only by, and pursuant to, the terms of the Offer to Purchase. None of ICF, Intelsat (Luxembourg) S.A., Intelsat S.A. (ICF’s indirect parent company), the Depositary, the Information Agent or the trustee for the Notes or any of their respective affiliates, boards of directors, shareholders or members makes any recommendation as to whether Holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of ICF by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This announcement does not contain the full terms and conditions of the Offer. The complete terms and conditions are set forth in the Offer to Purchase.

This press release is for informational purposes only and does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. Capitalized terms used in this press release but not otherwise defined herein have the meanings assigned to them in the Offer to Purchase.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement:

Statements in this news release, including statements regarding the Offer, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Offer.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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